

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 10, 2010

<u>**Via U.S. Mail and Fax (604) 683-8194**</u>
Mr. Tony M. Ricci
Chief Financial Officer
Keegan Resources Inc.
600-1199 West Hastings Street
Vancouver, British Columbia, Canada V6E 3T5

> **Re:** **Keegan Resources Inc.**
> **Form 20-F for Fiscal Year ended March 31, 2010**
> **Filed July 1, 2010**
> **File No. 001-33580**

Dear Ricci:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year ended March 31, 2010

General

1.   We note that you have quantified mineralization on your website and in some press releases using the terms of "measured," "indicated," and "inferred," resources. If you continue to disclose measures other than those recognized by the SEC, on your website, in press releases or in your filings with the SEC, please accompany such disclosure with the following cautionary language:

Mr. Tony M. Ricci
Keegan Resources Inc.
January 10, 2010
Page 2

> Cautionary Note to U.S. Investors -The United States Securities and Exchange
> Commission permits U.S. mining companies, in their filings with the SEC, to
> disclose only those mineral deposits that a company can economically and legally
> extract or produce. We use certain terms on this website (or press release), such
> as "measured," "indicated," and "inferred" "resources," which the SEC guidelines
> generally prohibit U.S. registered companies from including in their filings with
> the SEC. U.S. Investors are urged to consider closely the disclosure in our Form
> 20-F which may be secured from us, or accessed from the SEC website at
> http://www.sec.gov/edgar.shtml.

Please indicate the location of this cautionary language in your response.

Mineral Resource Estimates, page 26

2.   We understand that you have disclosed non-reserve mineralization pursuant to the
        guidance in Instruction 3 to paragraph (b)(5) of Industry Guide 7. Under these
        circumstances, it is important to clearly distinguish between proven and probable
        reserves, which have a clearly defined technical, legal, and economic meaning, and non-
        reserve mineralization. If you present non-reserve mineralization, this should appear in a
        separately titled section in which measured and indicated mineral resources are disclosed
        apart from your inferred mineral resources, using separate tables and narratives. In
        presenting this information, resources should only be reported as an "in-place" tonnage
        and grade, not as units of product, such as ounces of gold or pounds of copper, and not as
        contained mineral. The relative quality, reliability, and risk associated with your
        estimates should be addressed sufficiently to distinguish each mineral resource category.

        Please include cautionary disclosure, prominently displayed above each table, clarifying
        that your mineral resources, whether measured and indicated or inferred, while disclosed
        pursuant to Canadian requirements, are not recognized terms within the definitions
        prescribed by the SEC, and are not reserves. Please emphasize the uncertainty of whether
        your measured and indicated mineral resources will ever be converted into reserves, and
        whether your inferred mineral resources will ever be upgraded into another category of
        resources, while specifying the particular aspects of the reserve definitions which have
        not been satisfied for each category of resources.

        Please include language similar to the following, modified as necessary to reflect your
        particular circumstances, for disclosure above the Measured and Indicated Mineral
        Resources table:

        > *Cautionary Note to U.S. Investors concerning estimates of Measured and
        > Indicated Resources.* This section uses the terms "measured resources" and
        > "indicated resources." We advise U.S. investors that these terms are not
        > recognized by the U.S. Securities and Exchange Commission. The estimation of
        > measured resources and indicated resources involves greater uncertainty as to

their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves.

Please also include language similar to the following, augmented as appropriate, for disclosure above the Inferred Mineral Resources table:

Cautionary Note to U.S. Investors concerning estimates of Inferred Resources. This section uses the term "inferred resources." We advise U.S. investors that this term is not recognized by the U.S. Securities and Exchange Commission. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of inferred mineral resources exist, are economically minable, or will be upgraded into measured or indicated mineral resources.

Preliminary Economic Assessment Study, page 28

3.   While we do not object to disclosure of projections of future performance which have a reasonable basis, we expect that you have not demonstrated the economic viability of the resource estimates underlying the financial measurements disclosed with your preliminary economic assessment. As such disclosures may imply that you have a greater degree of certainty than is warranted, also considering the prohibition in Item 4.D (b)(ii) of Form 20-F against disclosing estimated values of reserves, you should remove the financial projections that are based on the possible development and production of your resources. These would include your estimates of direct cash costs, operating cash flow, operating costs, capital expenditures, EBITDA, EBIT, net present value, and payback period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Monsour, Staff Accountant, at (202) 551-3360 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Shuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief